47 & 48

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FIVE YEAR SUMMARY                                 Exhibit 99                          Ethyl Corporation & Subsidiaries


INTRODUCTION TO THE FIVE YEAR SUMMARY: The following Five Year Summary includes the results of the worldwide lubricant additives business of Texaco Inc., since its acquisition on February 29, 1996 and the businesses spun-off as Albemarle
Corporation through the spin-off date at the close of business on February 28, 1994. The financial position and other data after that date reflect the impact of both the acquisition of the additives business as well as the spin-off of
Albemarle. The results and net assets of the Insurance segment, spun off on July 1, 1993, are reported as discontinued
insurance operations.



-----------------------------------------------------------------------------------------------------------------------
(In Thousands Except Per-Share Amounts)
Years Ended December 31                        1996          1995             1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------
 RESULTS OF OPERATIONS
Net sales                                  $1,149,651      $960,450        $1,174,086      $1,938,390      $1,692,582
Costs and expenses                            979,972       813,271         1,003,624       1,734,635       1,509,260
Special charges (1)                                 -         4,750             2,720          36,150           9,500
                                            ---------       -------         ---------       ---------       ---------
   Operating profit                           169,679       142,429           167,742         167,605         173,822
Interest and financing expenses                24,268        26,833            25,378          44,085          62,279
Gain on sale of 20% of First Colony
  Corporation (2)                                   -             -                 -               -         (93,600)
Other (income) expense, net                      (361)         (580)            1,218          (9,987)         (1,475)
                                            ---------       -------         ---------       ---------       ---------

Income before income taxes, extraordinary
  charge, cumulative effect of accounting
  changes and discontinued insurance
  operations                                  145,772       116,176           141,146         133,507         206,618
Income taxes                                   52,800        42,213            43,391          43,485          99,373
                                            ---------       -------         ---------       ---------       ---------

Income before extraordinary charge,
  cumulative effect of accounting
  changes and discontinued insurance
  operations                                   92,972        73,963            97,755          90,022         107,245
Extraordinary after-tax charge due to early
  extinguishment of debt (3)                        -             -                 -          (5,000)              -
Cumulative effect of accounting changes
  for: (4)
    Postretirement health-care benefits
      (net of tax)                                  -             -                 -               -         (34,348)
    Deferred income taxes                           -             -                 -               -          19,616

                                            ---------       -------         ---------       ---------       ---------
Income before discontinued insurance
  operations                                   92,972        73,963            97,755          85,022          92,513
Income from discontinued insurance
  operations                                        -             -                 -          90,483         162,472
                                            ---------       -------         ---------       ---------       ---------
Net income                                 $   92,972      $ 73,963        $   97,755      $  175,505      $  254,985
                                            =========       =======         =========       =========       =========


FINANCIAL POSITION AND OTHER DATA
Total assets - before discontinued
  insurance operations                     $1,095,169      $983,787        $1,030,415      $2,009,198      $1,878,898
Net assets of discontinued insurance
  operations                                        -             -                 -               -         658,550
                                            ---------       -------         ---------       ---------       ---------
    Total                                  $1,095,169      $983,787        $1,030,415      $2,009,198      $2,537,448
                                            =========       =======         =========       =========       =========
Operations - excluding discontinued
  insurance operations
     Working capital                       $  246,254      $242,742        $  248,650      $  407,182      $  327,840
     Current ratio                          2.36 to 1     2.67 to 1         2.36 to 1       2.25 to 1       1.71 to 1
     Depreciation and amortization         $   61,919      $ 49,224        $   53,983      $  127,456      $  105,765
     Capital expenditures                      29,403        44,831           147,260         205,029         157,412
     Acquisitions of businesses               133,032             -                 -         125,431         136,500
     Gross margin as a % of net sales            30.0          33.8              33.9            28.5            29.2
     Research, development and testing
       expenses (5)                        $   71,723      $ 77,153        $   82,661      $  127,000      $  111,698
Long-term debt (6)                            325,480       302,973           349,766         686,986         711,736
Redeemable preferred stock                          -             -                 -             200             200
Common and other shareholders'  equity        439,900       410,128           390,937         752,581       1,401,279
Long-term debt as a % of total
  capitalization (6)                             42.5          42.5              47.2            47.7            33.7
Net income as a % of average
  shareholders' equity                           21.9          18.5              17.1            16.3            19.5

COMMON STOCK
Earnings per share:
  Income before extraordinary charge,
    cumulative effect of accounting
    changes and discontinued insurance
    operations                             $      .78      $    .62        $      .83      $      .76      $      .90
  Extraordinary charge                              -             -                 -            (.04)              -
  Cumulative effect of accounting changes           -             -                 -               -            (.12)
                                            ---------       -------         ---------       ---------       ---------
    Income before discontinued insurance
      operations                                  .78           .62               .83             .72             .78
    Income from discontinued insurance
      operations                                    -             -                 -             .76            1.37
                                            ---------       -------         ---------       ---------       ---------
    Net income                             $      .78      $    .62        $      .83      $     1.48      $     2.15
                                            =========       =======         =========       =========       =========
Shares used to compute earnings per share     118,448       118,446           118,451         118,436         118,380
Dividends per share:
  Cash dividends declared                  $      .50      $    .50        $      .50      $      .60      $      .60
  Dividend of common stock of Albemarle
    Corporation, at book value                      -             -              3.38               -               -
  Dividend of common stock of First
    Colony Corporation, at book value               -             -                 -            5.72               -
                                            ---------       -------         ---------       ---------       ---------
      Total                                $      .50      $    .50        $     3.88      $     6.32      $      .60
                                            =========       =======         =========       =========       =========
Equity per share (7)                       $     3.71      $   3.46        $     3.30      $     6.36      $    11.84



(1) Special charge in 1995 consists of a provision for a legal settlement ($4,150 after income taxes).  1994 consists of $10,720 primarily for a provision for environmental remediation as well as other costs, largely offset by the benefit of an $8,000 legal settlement (totalling $1,690 after income taxes).  1993 includes the write-down of the
    Canadian  plant and other related costs of $14,200, costs of work-force reductions in the U.S. and Europe amounting to $7,635, and $14,315 for downsizing costs of Whitby Research, Inc., and relocation of employees and other related costs (totalling $22,400 after income taxes).  1992 includes charges for the relocation of the Petroleum Additives
    Division  R&D personnel ($6,000 after taxes).

(2) Resulted from the December 1992 sale of approximately 20% of First Colony Corporation stock ($30,200 after income taxes).

(3) The extraordinary after-tax charge is the result of the early redemption of the $116,250, 9-3/8% Sinking Fund
    Debentures, net of income taxes of $3,000.

(4) Change in accounting for postretirement health benefits ($54,460 before income taxes) and deferred income taxes in accordance with FASB Statements No. 106 and 109, respectively, adopted effective January 1, 1992.

(5) Research and development expenses determined in accordance with FASB Statement No. 2 were $47,371 for 1996, $54,475 for 1995, $49,651 for 1994, $75,624 for 1993, and $73,831 for 1992.

(6) The reduction in long-term debt in 1994 reflects $384,924 of debt transferred to Albemarle at the close of business on February 28, 1994. Excluding the debt and net assets of the businesses spun off, the consolidated debt-to-total-capitalization ratio at December 31, 1993, would have been 46.2%.  1992 includes $250 million of debt of First Colony Corporation spun off July 1, 1993.

(7) Based on the number of common shares outstanding at the end of each year.  The decline in 1994 reflects the dividend of common stock of Albemarle Corporation of $3.38 per share at book value.  The decline in 1993 reflects the dividend of common stock of First Colony Corporation of $5.72 per share at book value.





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